Exhibit 99.1

EXECUTION COPY

SUNDIAL GROWERS INC.

100,000,000 SERIES A UNITS

CONSISTING OF 100,000,000 COMMON SHARES

AND WARRANTS TO PURCHASE 50,000,000 COMMON SHARES

33,333,334 SERIES B UNITS

CONSISTING OF 33,333,334 PRE-FUNDED WARRANTS TO PURCHASE 33,333,334 COMMON SHARES AND WARRANTS TO PURCHASE 16,666,667 COMMON SHARES

UNDERWRITING AGREEMENT

January 29, 2021

Canaccord Genuity LLC

    As Representative of the Several Underwriters

99 High Street, Suite 1200

Boston, Massachusetts 02110

Ladies and Gentlemen:

Sundial Growers Inc., an Alberta corporation (the “Company”), confirms its agreement with Canaccord Genuity LLC (“Canaccord”) and each of the other underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as provided in Section 10 hereof), for whom Canaccord is acting as representative (in such capacity, the “Representative”) with respect to the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, on a best efforts basis, of an aggregate of (A) 100,000,000 Series A units (the “Series A Units”), with each Series A Unit consisting of (i) one common share (each, a “Common Share”), and (ii) one-half of a warrant, with each whole warrant entitling the holder to purchase one Common Share (each, a “Warrant”), and (B) 33,333,334 Series B units (the “Series B Units” and together with the Series A Units, the “Units”), with each Series B Unit consisting of (i) one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrants”), and (ii) one-half of a Warrant. The 100,000,000 Common Shares to be issued under this Agreement are herein referred to as the “Shares.” The Common Shares issuable upon exercise of the Warrants and Pre-Funded Warrants are collectively referred to as the “Warrant Shares.” The Units, the Shares, the Warrants, the Pre-Funded Warrants and, where applicable, the Warrant Shares, are collectively referred to as the “Securities.”

It is understood that the several Underwriters are to make a “best efforts” public offering of the Securities as soon as the Representative deems it advisable to do so. The Securities are to be initially offered to the public at the public offering price set forth in the Prospectus (as defined below). The Representative may from time to time thereafter change the public offering price and other selling terms. The Company recognizes that “best efforts” does not assure that the offering of the Securities will be consummated and it is understood between the parties that there is no firm commitment by the Underwriters to purchase any or all of the Securities.

SECTION 1. Representations and Warranties. The Company represents and warrants to, and agrees with, the Underwriters that, as of the date of this Agreement:

(a) Registration Statement and Prospectus. The Common Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission (the “Commission Documents”) since the Company has been subject to the requirements of Section 12 of the Exchange Act, and all of such filings required to be filed within the last 12 months have been made on a timely basis. The Common Shares are currently quoted on the Nasdaq Capital Market (“Principal Trading Market”) under the trading symbol “SNDL”. The Company and the transactions contemplated hereby meet the requirements for use of Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder (“Rules and Regulations”), including but not limited to the transaction requirements for an offering made by the issuer set forth in Instruction I.B.5 to Form F-3. The Company has prepared and filed with the

Commission a registration statement on Form F-3 (File No. 333-252278) with respect to the Securities to be offered and sold by the Company pursuant to this Agreement. Such registration statement, at any given time, including the amendments thereto at such time, the exhibits and any schedules thereto at such time, the documents incorporated by reference therein pursuant to Item 12 of Form F-3 under the Securities Act at such time and the documents otherwise deemed to be a part thereof or included therein by the rules and regulations under the Securities Act, is herein called the “Registration Statement.” The Registration Statement, including the base prospectus contained therein (the “Base Prospectus”) was prepared by the Company in conformity, in all material respects, with the requirements of the Securities Act and all applicable Rules and Regulations. One or more prospectus supplements relating to the Shares (the “Prospectus Supplements,” and together with the Base Prospectus and any amendment thereto and all documents incorporated therein by reference, the “Prospectus”) have been or will be prepared by the Company in conformity, in all material respects, with the requirements of the Securities Act and all applicable Rules and Regulations and have been or will be filed with the Commission in the manner and time frame required by the Securities Act and the Rules and Regulations. Any amendment or supplement to the Registration Statement or Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the Base Prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus (as defined herein) has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all Commission Documents that were filed with the Commission have either been delivered to the Underwriter or are available to the Underwriter on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”). Any reference herein to the Registration Statement, the Prospectus, or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated (or deemed to be incorporated) by reference therein pursuant to Item 12 of Form F-3 under the Securities Act, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the Commission deemed to be incorporated by reference therein. For the purposes of this Agreement, the “Applicable Time” means 6:00 a.m. New York City time on the date of this Agreement.

(b) No Misstatement or Omission. The Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Rule 430B(f)(2) on the date of filing thereof with the Commission and the Applicable Time and the Closing Date, and the Prospectus, on the date of filing thereof with the Commission and at the Applicable Time and the Closing Date, conformed or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the Commission, and the Prospectus and any applicable Issuer Free Writing Prospectus(es) issued at or prior to such Applicable Time, taken together (collectively with the pricing information set forth on Schedule B-2, the “Disclosure Package”) and at the Applicable Time and Closing Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by the Representative expressly stating that such information is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or in any Issuer Free Writing Prospectus(es).

(c) Conformity with Securities Act and Exchange Act. The documents incorporated by reference in the Registration Statement or the Prospectus, or any amendment or supplement thereto, when they became effective under the Securities Act or were filed with the Commission under the Exchange Act, as the case may be, conformed in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Registration Statement or the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; provided however, that this representation and warranty shall not apply to any statements or omissions (a) that have been corrected in a filing that has been incorporated by reference in the Prospectus prior to the Applicable Time or (b) made in reliance on information furnished in writing to the Company by the Representative expressly stating that such information is intended for use in any such document.

(d) Financial Information. The financial statements (including the related notes thereto and the supporting schedules) of the Company and its consolidated subsidiaries (at the respective times such financial statements were prepared) (the Company’s consolidated subsidiaries as of the date of this Agreement, being those listed on Schedule C hereto, the “Subsidiaries”), set forth or incorporated by reference in the Registration Statement, Prospectus and Disclosure Package, have been and will be prepared in accordance with Regulation S-X under the Securities Act, in all material respects, and with International Financial Reporting Standards (“IFRS”) consistently applied at the times and during the periods covered thereby (except (i) as may be otherwise indicated in such financial statements or the notes thereto, and (ii) in the case of unaudited interim statements, subject to normal year-end audit adjustments and the exclusion or condensing of certain footnotes), and fairly present in all material respects and will fairly present in all material respects the financial position of the Company as of the dates indicated and the results of its operations and the changes in its cash flows for the periods specified (subject, in the case of unaudited statements, to normal year-end adjustments); and the other financial information included or incorporated by reference in the Registration Statement, the Prospectus and the Disclosure Package has been derived from the accounting records of the Company and its Subsidiaries and presents fairly in all material respects the information shown thereby. The Company does not have any material liabilities or obligations, direct or contingent, which are not disclosed in the Registration Statement, Prospectus and Disclosure Package, as of the date of filing of those documents. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included in the Registration Statement, the Disclosure Package or the Prospectus under the Securities Act or the Rules and Regulations.

(e) [Reserved.]

(f) Emerging Growth Company Status. As of the date hereof, the Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(g) Organization. The Company is duly organized and validly existing under the laws of the province of Alberta and has all requisite power and authority to carry on its business as is currently being conducted as described in the Prospectus, and to own, lease and operate its properties. The Company is duly qualified as a foreign entity to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on (i) the assets, properties, condition, financial or otherwise or in the results of operations, business affairs or business prospects of the Company and its Subsidiaries taken as a whole, (ii) the transactions contemplated hereby or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”).

(h) Encumbrances. Except as described in the Registration Statement, Prospectus and Disclosure Package, each of the Company and its Subsidiaries has (i) good and marketable title to all of the properties and assets owned by it that are material to the business of the Company and the Subsidiaries taken as a whole, free and clear of all material liens, charges, claims, security interests or encumbrances (collectively, “Encumbrances”), except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (iii) possession under all material leases to which it is party as lessee, and (iv) such other Encumbrances executed by the Company and its Subsidiaries in ordinary course of business or as or may be required to conduct their business (including without limitation, under the existing offices and lease agreements of the Company and its Subsidiaries, and other Encumbrances executed with commercial banks in order to secure ongoing payments under credit cards and/or corporate cards). All leases and contracts to which the Company or its Subsidiaries is a party are valid and binding and no material default has occurred and is continuing thereunder, and no event or circumstance that with the passage of time or giving of notice, or both, would constitute such a material default has occurred and is continuing, and, to the knowledge of the Company, no defaults by the counterparties exist under any such leases or contracts.

(i) No Improper Practices. (i) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or the Subsidiaries, has, in the past five years, used any corporate funds of Company for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds of Company, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) no relationship, direct or indirect, exists between or among the Company or, to the knowledge of the Company, the Subsidiaries, on the one hand, and the directors, officers and shareholders of the Company or, to the knowledge of the Company, the Subsidiaries, on the other hand, that is required by the Securities Act to be described in the Registration Statement and the Prospectus that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or the Subsidiaries or any affiliate of them, on the one hand, and the directors, officers, shareholders or directors of the Company or, to the knowledge of the Company, the Subsidiaries, on the other hand, that is required by the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) to be described in the Registration Statement and the Prospectus that is not so described; and (iv) except as described in the Prospectus, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the knowledge of the Company, the Subsidiaries to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them.

(j) Investment Company Act. The Company is not now and, after giving effect to the offering and sale of the Securities, will not be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(k) Capitalization. The Company has an authorized capitalization as set forth in the Registration Statement, the Disclosure Package and the Prospectus as of the date or dates set forth therein. All of the issued shares of share capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with the Business Corporations Act (Alberta); and all of the issued shares of share capital or other equity interests of the Subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable or issued in accordance with the terms of such securities of the Company (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and the shares of such Subsidiaries are owned directly or indirectly by the Company and are held free and clear of all Encumbrances. None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. Except as may be described in the Registration Statement and the Prospectus, and except with respect to equity awards issued under the Company’s equity incentive plans, there are no outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company.

(l) Equity Incentive Plans. With respect to the outstanding equity securities of the Company (the “Equity Incentive Securities”) granted pursuant to the equity incentive plans of the Company (the “Company Equity Incentive Plans”), (i) each grant of an Equity Incentive Security was duly authorized by the Company in accordance with the applicable laws by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each such grant was made in accordance with the terms of the Company Equity Incentive Plans and all other applicable laws and regulatory rules or requirements, except where the failure to comply with such laws, regulatory rules or requirements would not result in a Material Adverse Effect, and (iii) each such grant was properly accounted for in accordance with IFRS in the financial statements (including the related notes) of the Company included in the Registration Statement, the Disclosure Package and the Prospectus, to the extent required under IFRS to be accounted for in such financial statements.

(m) The Securities. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Encumbrances and will be issued in compliance with the Business Corporations Act (Alberta); the share capital of the Company, including the Common Shares, conforms in all material respects to the description thereof contained in the Registration Statement and the Common Shares conform to the description thereof contained in the Prospectus as amended or supplemented. The Warrants and Pre-Funded Warrants to be issued and sold by the Company hereunder, when executed and delivered pursuant to the terms of this Agreement, will be duly authorized, executed and delivered by the Company and will conform to the descriptions thereof in the Registration Statement, the Disclosure Package and the Prospectus. The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants and Pre-Funded Warrants, and when issued by the Company upon valid exercise of the Warrants and Pre-Funded Warrants, as the case may be, and payment of the exercise price, will be duly and validly issued, will be fully paid and nonassessable. Neither the shareholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Securities, or other rights to purchase or receive any of the Securities, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act, any shares of share capital or other securities of the Company upon the issuance or sale of the Securities, in each case except for rights that have been validly waived.

(n) No Material Changes. Since the date of the most recent financial statements of the Company set forth or incorporated by reference in the Registration Statement, the Prospectus and the Disclosure Package, (i) neither the Company nor any of the Subsidiaries has sustained any material loss or interference with the business of the Company and its Subsidiaries, taken as a whole, including without limitation, from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except in each case as otherwise disclosed in the Registration Statement, Prospectus and Disclosure Package; (ii) there have been no transactions entered into by the Company or the Subsidiaries which are material to the Company and its Subsidiaries, considered as a whole, (iii) there has not been any material change, on a consolidated basis, in the authorized share capital of the Company and its Subsidiaries (other than the issuance of Common Shares upon the exercise of stock options and warrants described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Registration Statement, Prospectus and Disclosure Package), any material increase in the short-term debt or long-term debt of the Company and its Subsidiaries, on a consolidated basis, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any Material Adverse Effect, or any development reasonably likely to cause or result in a Material Adverse Effect.

(o) Legal Proceedings.

(i) Except as set forth in the Registration Statement, Prospectus and Disclosure Package, there is no legal, governmental or administrative proceeding, investigation, action, suit pending, or, to the knowledge of the Company, threatened against or affecting the Company or its Subsidiaries or any of their respective properties or to which the Company or its Subsidiaries is or may be a party or to which any property of the Company or its Subsidiaries is or may be the subject, or against any officer or director of the Company or the Subsidiaries in connection with such person’s employment therewith that, if determined adversely to the Company or the Subsidiaries or such officer or director, would individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect. Neither the Company nor its Subsidiaries is a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which would have a Material Adverse Effect, except for such order, writ, injunction, judgment or decree applicable to all companies in the similar industry or business of Company and its Subsidiaries or applicable to all companies in certain territory.

(ii) There are no legal, governmental or administrative proceedings, actions, suits or documents, or, to the knowledge of the Company, investigations, of the Company or its Subsidiaries that are required to be described in or filed as exhibits to the Commission Documents, Registration Statement or any of the documents incorporated by reference therein by the Securities Act or the Exchange Act or by the rules and regulations of the Commission thereunder that have not been so described or filed as required by the Securities Act or the Exchange Act and the Rules and Regulations under either of them.

(p) Authorization; Enforceability.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, to provide the representations, warranties and indemnities under this Agreement and all necessary action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether applied in a proceeding in law or equity).

(ii) Executing and delivering this Agreement and the issuance and sale of the Securities and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not result in (1) a breach or violation of any of the terms and provisions of, or constitute a default under, any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which the Company or its Subsidiaries is a party or by which either of them is bound or to which any of the property of the Company or its Subsidiaries is subject, (2) a violation of the Company’s articles of incorporation, (3) a violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or its Subsidiaries or any of their properties, or (4) the creation of any material Encumbrance upon any assets of the Company or its Subsidiaries or the triggering, solely as a result of the Company’s execution and delivery of this Agreement, of any preemptive or rights of first refusal or first offer, or any similar rights (whether pursuant to a “poison pill” provision or otherwise), on the part of holders of the Company’s securities or any other person, except, in the cases of (1), (3) and (4) above, for any such conflict, breach, violation, creation or default that would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor its Subsidiaries or affiliates, nor any person acting on its or their behalf, has issued or sold any shares of Common Shares or securities or instruments convertible into, exchangeable for and/or otherwise entitling the holder thereof to acquire shares of Common Shares which would be integrated with the offer and sale of the Shares hereunder.

(q) Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Prospectus are legal, valid and binding obligations of the Company enforceable, in all material respects, in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited be federal or state securities laws or public policy considerations in respect thereof and except for any unenforceability that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(r) No Violations or Default. The Company and each of its Subsidiaries is not (A) in violation of its articles of incorporation or by-laws or other applicable governing documents, (B) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it may be bound or to which any of the properties or assets of the Company or any of its Subsidiaries is subject (collectively, “Agreements and Instruments”), except for such defaults that would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the Disclosure Package and the Prospectus and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any of its Subsidiaries pursuant to, the

Agreements and Instruments (except for such conflicts, breaches, defaults or Encumbrances that would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of (i) the provisions of the articles of incorporation or by-laws or similar organization document of the Company or any of its Subsidiaries or (ii) any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except with respect to clause (ii), such violations as would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect.

(s) Compliance with Laws. The Company and its Subsidiaries have not violated and are in compliance in all material respects with all laws, statutes, ordinances, regulations, rules and orders of each foreign, federal, state or local government and any other governmental department or agency having jurisdiction over the Company and the Subsidiaries, including without limitation, Canadian federal Department of Health and any successor thereof (“Health Canada”), and any judgment, decision, decree or order of any court or governmental agency, department or authority having jurisdiction over the Company and the Subsidiaries, including Health Canada, except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

(t) Consents and Permits. The Company and each of its Subsidiaries possesses such permits, licenses, certificates, approvals, clearances, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure to possess would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms and conditions of all Governmental Licenses and, to the Company’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other material impairment of the rights of the holder of any Government License, except where the failure so to comply would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect. Neither the Company nor any of its Subsidiaries (a) has received written notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any U.S. or non-U.S. Governmental Entity or third party alleging that any product, operation or activity is in violation of any Governmental Licenses and has no knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (b) has received written notice that any Governmental Entity has taken, is taking or intends to take regulatory action, and has no knowledge that any other Governmental Entity is considering such action; (c) has, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, safety alert, or similar notice or action relating to any alleged product defect; and (d) is a party to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, or similar agreements, or has any reporting obligations pursuant to any such agreement, plan or correction or other remedial measure entered into with any Governmental Entity.

(u) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, the Rules and Regulations, the rules of The Nasdaq Stock Market LLC, state securities laws, the rules of FINRA.

(v) Insurance. On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent, reasonable and, to the knowledge of the Company, customary for companies engaged in similar businesses in similar industries; neither the Company nor its Subsidiaries has received notice from any insurer or agent of such insurer that material capital improvements or other expenditures will have to be made in order to continue such insurance; all such insurance is outstanding and in full force and effect and neither the Company nor the Subsidiaries has received any notice of cancellation or proposed cancellation relating to such insurance.

(w) Environmental Laws. Except as described in the Registration Statement, the Disclosure Package and the Prospectus or would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of Subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim would individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

(x) Independent Public Accountants. KPMG LLP (the “Auditor”), who has expressed its opinion with respect to the Company’s audited financial statements (which term as used in this Agreement includes the related notes thereto) and supporting schedules filed with the Commission or incorporated by reference as a part of the Registration Statement and included in the Prospectus, is an independent registered public accounting firm as required by the Securities Act and the Exchange Act.

(y) Forward-Looking Statements. No forward looking statement within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act contained in the Commission Documents, the Registration Statement or the Prospectus, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(z) Title to Property. The Company and the Subsidiaries has good and marketable title to all real property owned by it and good title or valid leases to all personal property owned by it, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or Encumbrances (except for customary easements and rights of way) of any kind except such as (A) are described in the Registration Statement, the Disclosure Package and the Prospectus, (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, or (C) such other Encumbrances executed by the Company and its Subsidiaries in ordinary course of business or as or may be required to conduct their business (including without limitation, under the existing offices and lease agreements of the Company and its Subsidiaries, and other Encumbrances executed with commercial banks in order to secure ongoing payments under credit cards and/or corporate cards).

(aa) Intellectual Property. Except as described in the Registration Statement, Prospectus or Disclosure Package or as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, (i) the Company and its Subsidiaries own or possess, or can promptly acquire on reasonable terms, ownership, licenses or other legal rights to use all patents, trademarks, service marks, tradenames, copyrights, trade secrets or other proprietary rights (collectively, “Intellectual Property Rights”) necessary for their respective businesses as now conducted, (ii) the Company believes it and its Subsidiaries have taken all commercially reasonable steps necessary to establish and preserve their respective ownership of all Intellectual Property Rights owned by the Company or any of its Subsidiaries that is necessary for their respective businesses as now conducted, (iii) to the knowledge of the Company, there is no infringement, misappropriation or other violation of the Intellectual Property Rights owned by the Company or any of its Subsidiaries by any third party, (iv) to the knowledge of the Company, the present business, activities and products of the Company and its Subsidiaries do not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other person or entity, (v) there is no proceeding pending or, to the knowledge of the Company, threatened in writing, charging the Company or any of its Subsidiaries with infringement, misappropriation or other violation of any Intellectual Property Rights adversely held by a third party which has been filed, (vi) no proceedings have been instituted or are pending or, to the knowledge of the Company, threatened in writing, which challenge the rights of the Company or any of its Subsidiaries to use the Intellectual Property Rights owned by or licensed to the Company or its Subsidiaries, and (vii) the Intellectual Property Rights owned by and, to the knowledge of the Company, licensed, to the Company and its Subsidiaries, has not been adjudged invalid or unenforceable in whole or in part and there is no pending or, to the knowledge of the Company, threatened in writing proceeding by others challenging the validity or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which are reasonably likely to form a basis for any such claim.

(bb) Taxes.

(i) The Company has filed all federal and state and all applicable local and foreign income tax returns which have been required to be filed through the date hereof, except in any case in which the failure to so file would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) The Company has paid all federal, state and local and foreign taxes required to be paid and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing would otherwise be delinquent, except, in all cases, for any such tax, assessment, fine or penalty that is being contested in good faith and except in any case in which the failure to so pay would not, individually or in the aggregate, result in a Material Adverse Effect.

(cc) No Reliance. The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Securities.

(dd) [Reserved.]

(ee) Disclosure Controls.

(i) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which (a) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Registration Statement; (b) have been evaluated for effectiveness in accordance with U.S. securities laws ; and (c) are effective in all material respects to perform the functions for which they were established.

(ii) The Company (a) makes and keeps accurate books and records and (b) maintains internal accounting controls which provide reasonable assurance that (1) transactions are executed in accordance with management’s authorization, (2) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (3) access to its assets is permitted only in accordance with management’s authorization and (4) the reported accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ff) Accounting Controls. Except as described in the Registration Statement, the Disclosure Package and the Prospectus, the Company maintains effective internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the Exchange Act) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the Disclosure Package and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness identified in the Company’s internal control over financial reporting (whether or not remediated) and (2) no adverse change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(gg) Certain Market Activities. The Company has not taken, directly or indirectly, without giving effect to activities by the Underwriters, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Securities.

(hh) Broker/Dealer Relationships. Neither the Company nor the Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning of Article I of the Bylaws of the FINRA).

(ii) No Integration. The Company has not sold or issued any securities that would be integrated with the sale of the Securities contemplated by this Agreement pursuant to the Securities Act or the Rules and Regulations.

(jj) Sarbanes-Oxley. The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act.

(kk) Finder’s Fees. Neither the Company nor the Subsidiaries has incurred any liability for any brokerage commission, finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

(ll) Labor Disputes. No labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent.

(mm) [Reserved.]

(nn) No Registration Rights. Except as waived or as may be described in the Prospectus, including the documents incorporated therein by reference, neither the Company nor its Subsidiaries is party to any agreement that provides any person with the right to require the Company or its Subsidiaries to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Securities.

(oo) Prospectus Disclosure. The statements set forth in the Prospectus under the caption “Description of Securities We May Offer” insofar as they purport to constitute a summary of the terms of the Securities, and under the caption “Plan of Distribution,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete.

(pp) OFAC. To the knowledge of the Company, none of the Company, its Subsidiaries or any director, officer, agent, employee or affiliate of the Company or its Subsidiaries is currently the target of any proceeding, investigation, suit or other action arising out of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(qq) Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions to which the Company and its Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), except as would not reasonably be expected to result in a Material Adverse Effect; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(rr) Off-Balance Sheet Arrangements. There are no transactions, arrangements and other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its affiliates and any unconsolidated entity, including, but not limited to, any structural finance, special purpose or limited purpose entity (each, an “Off Balance Sheet Transaction”) that could reasonably be expected to affect materially the Company’s liquidity or the availability of or requirements for its capital resources, including those Off Balance Sheet Transactions described in the Commission’s Statement about Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8056; 34-45321; FR-61), required to be described in the Prospectus which have not been described as required.

(ss) No Misstatement or Omission in an Issuer Free Writing Prospectus. Each issuer free writing prospectus, as defined in Rule 405 under the Securities Act (an “Issuer Free Writing Prospectus”), as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by and through the Underwriters for use therein.

(tt) Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified. The Company has not made any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Underwriters. The Company has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(uu) eXtensible Business Reporting Language. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(vv) Cybersecurity. (i)(x) Except as disclosed in the Registration Statement and the Prospectus, or where the breach or compromise would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect, there has been no security breach or other compromise of or relating to any of the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and its Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data except where such event or condition would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect; and (ii) the Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect.

(ww) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(xx) Stabilization. The Company has not taken, nor will it take, directly or indirectly, any action designed to, or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Shares or any security of the Company to facilitate the sale or resale of any of the Securities.

(yy) Lending Relationship. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company (A) does not have any material lending or other relationship with any bank or lending affiliate of the Underwriter and (B) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of the Underwriters.

(zz) Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the Disclosure Package or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate in all material respects and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(aaa) Related Party Transactions. There are no business relationships or related-party transactions involving the Company, any of the Subsidiaries or any other person required to be described in the Registration Statement, the Prospectus and the Disclosure Package, which have not been described as required. The Disclosure Package contains in all material respects the description of the matters set forth in the preceding sentence contained in the Prospectus as required by the applicable law.

(bbb) Margin Rules. The application of the proceeds received by the Company from the issuance, sale and delivery of the Securities as described in the Registration Statement, the Disclosure Package and the Prospectus will not violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(ccc) Cannabis Regulation.

(i) Neither the Company nor any of its Subsidiaries has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from Health Canada or any other federal, provincial, territorial, state, municipal, local or foreign governmental or regulatory authority or court or arbitrator in Canada or any other country, alleging or asserting noncompliance with any applicable laws or regulations, including, without limitation, the Cannabis Act R.S.C., c. 16, the Food and Drugs Act R.S.C. 1985, c. F-27 or the Controlled Drugs and Substances Act S.C. 1996, c. 19, that has not been resolved by the Company or its Subsidiaries, as the case may be, or that otherwise would, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries and any person acting on behalf of the Company or any of its Subsidiaries are and have been in compliance with applicable health care, cannabis, controlled drug and substance, pharmaceutical, privacy and personal health information laws and the regulations promulgated pursuant to such laws and all other federal, provincial, territorial, state, municipal, local or foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company or its Subsidiaries in Canada or any other country, except where any non-compliance would not, individually or in the aggregate, have any adverse effect. Neither the Company nor any of its Subsidiaries has, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and there is no basis for any such notice or action.

(ii) Neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has cultivated, produced, processed, imported, sold or distributed, or has any current intention to cultivate, produce, process, import, sell or distribute, any cannabis or cannabinoid product (which terms include, for greater certainty, all cannabis or cannabinoid products containing any level of THC or CBD) or has otherwise engaged in, targeted or derived revenues or funds from or expend any funds in relation to, or has any current intention to otherwise engage in, target or derive (or reasonably expect to derive) revenues or funds from or expand any funds in relation to, any direct or indirect dealings or transactions (including, for the avoidance of doubt, with respect to Intellectual Property pertaining to cannabis or cannabinoid products) in or to the United States of America, any state of the United States and its territories and possessions or the District of Columbia or any other federal, provincial, territorial, state, municipal, local or foreign jurisdiction where such activity is not fully lawful under all applicable federal, state, provincial or territorial laws. Neither the Company nor any of its Subsidiaries has cultivated, produced, processed, imported, sold or distributed in or exported any cannabis or cannabinoid product to or from any jurisdiction except Canada and the United Kingdom. The Company and its Subsidiaries have instituted and maintained and will continue to maintain policies and procedures reasonably designed to ensure that the Company and its Subsidiaries do not carry on any cannabis-related activities in, or distribute or receive any cannabis or cannabinoid products to or from, or receive or distribute any funds, directly or indirectly, to or from any person carrying on such activities in any jurisdiction where such activities or products are not fully in compliance with all applicable federal, state, provincial or territorial laws.

(iii) Neither the Company nor any of its Subsidiaries has engaged in, or will engage in: (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, (ii) any “aiding and abetting” in any violation of U.S. federal or state criminal laws, or (iii) any activity similar to (i) or (ii) where such activity is not fully lawful under all applicable federal, state, provincial or territorial laws of any other federal, provincial, territorial, state or foreign jurisdiction. No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, or any of its Subsidiaries with respect to U.S. federal or state criminal laws, or such similar laws of any other federal, provincial, territorial, state or foreign jurisdiction, is pending or threatened.

(iv) Except as disclosed in the Registration Statement and the Prospectuses, each director and executive officer that is required to hold security clearance under the Cannabis Act and related regulations holds such clearance and the Company and its Subsidiaries are not aware of any circumstance that would affect or prevent them from obtaining such security clearances.

(b) Officer’s Certificates. Any certificate signed by any officer of the Company delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company (and not by such officer in his or her personal capacity) to each Underwriter as to the matters covered thereby.

SECTION 2. Purchase of the Securities by the Underwriters.

(a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the purchase price of $0.72 per Unit, that number of Securities set forth in Schedule A hereto opposite the name of such Underwriter, plus any additional number of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

This is strictly a “best efforts” offering. It is understood between the parties that there is no firm commitment by the Underwriters to purchase any or all of the Securities. The aggregate purchase price for the Securities to be purchased by each of the Underwriters shall equal up to the amount set forth opposite the name of such Underwriter on Schedule A hereto, provided that to the extent any Underwriter sells fewer Securities and therefore determines to purchase fewer Securities, such amount shall be reduced on a pro rata basis based on the number of Securities actually purchased. The Underwriters shall notify the Company of the number of Securities they intend to purchase at the Closing Time on the business day preceding the Closing Time, provided that such notification shall not be binding upon the Underwriters.

(b) Payment. Payment of the purchase price for, and delivery of, the Securities shall be made at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, New York 10018, or at such other place as shall be agreed upon by the Representative and the Company, at 10:00 a.m.(New York City time) on February 2, 2021 (unless postponed in accordance with the provisions of Section 10 hereof), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called “Closing Time”). Delivery of the Shares shall be made through the facilities of The Depository Trust Company (“DTC”) and delivery of the Warrants and Pre-Funded Warrants shall be made in physical certificated form, unless in each case the Representative shall otherwise instruct.

Payment shall be made to the Company by wire transfer of immediately available funds to bank accounts designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase. The Representative, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.

(c) Denominations; Registration. The Securities shall be in such denominations and registered in such names as the Representative may request in writing at least one full business day before the Closing Time.

SECTION 3. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b) hereof, will comply with the requirements of Rule 430B, and will notify the Representative promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall have been filed or been declared effective or any amendment or supplement to the Prospectus, any Issuer Free Writing Prospectus shall have been filed or distributed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus, including any document incorporated by reference therein, or for additional information, including, but not limited to, any request for information concerning any oral or written communication with potential investors and undertaken in reliance on Section 5(d) of the Securities Act, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any preliminary prospectus, the Prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the Securities Act concerning the Registration Statement, (v) of the occurrence of any event or development at any time when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172 of the Rules and Regulations (“Rule 172”), would be) required by the Securities Act to be delivered in connection with sales of the Securities (the “Prospectus Delivery Period”) as a result of which the Prospectus, the Disclosure Package, any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Disclosure Package, any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; and (vi) if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Securities. The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will use commercially reasonable efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any preliminary prospectus, the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will use commercially reasonable efforts to obtain as soon as possible the withdrawal thereof.

(b) Continued Compliance with Securities Laws. The Company will comply with the Securities Act and the Rules and Regulations during the Prospectus Delivery Period so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Registration Statement, the Disclosure Package and the Prospectus. If at any time during the Prospectus Delivery Period any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the Disclosure Package or the Prospectus in order that the Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the Disclosure Package or the Prospectus, as the case may be, in order to comply with the requirements of the Securities Act or the Rules and Regulations, the Company will promptly (A) give the Representative notice of such event, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representative with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Representative or counsel for the Underwriters shall reasonably object unless the Company reasonably believes that the failure to file or use such amendment or supplement would constitute a violation of law or subject it to liability. The Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request. The Company has given the Representative notice of any filings made pursuant to the Exchange Act or the rules or regulations thereunder within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object unless the Company reasonably believes that the failure to file or use such amendment or supplement would constitute a violation of law or subject it to liability.

(c) Delivery of Registration Statements. The Company has furnished or will deliver to the Representative and to counsel for the Underwriters, without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith) and signed copies of all consents and certificates of experts, and will also deliver to the Representative, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as the Representative may reasonably request on behalf of the Underwriters, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e) Blue Sky Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f) Rule 158. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(g) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Registration Statement, the Disclosure Package and the Prospectus under “Use of Proceeds.”

(h) Listing. The Company will use its commercially reasonable efforts to cause the Shares and Warrant Shares to be listed on the Principal Trading Market, subject to notice of issuance, and to maintain the listing of the Common Stock (including the Shares and Warrant Shares) on the Principal Trading Market.

(i) (i) Restriction on Sale of Securities. From the date hereof through March 29, 2021 (inclusive) (the “Lock-Up Period”), the Company will not, without the prior written consent of the Representative, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the Disclosure Package and the Prospectus, (C) any shares of Common

Stock issued or options to purchase Common Stock granted pursuant to employee benefit or stock compensation plans of the Company or (D) shares of Common Stock to be issued to officers or consultants; provided that, in each case, the recipient of such shares of Common Stock or other securities is subject to restrictions similar to or greater than those contained in this Section 3(i).

(j) Reporting Requirements. The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the rules and regulations thereunder. Additionally, the Company shall report the use of proceeds from the issuance of the Securities to the extent required under Rule 463 under the Securities Act.

(k) Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representative. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representative as an “issuer free writing prospectus,” as defined in Rule 433. The Company represents that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(l) Warrant Shares. The Company shall reserve and keep available at all times a sufficient number of shares of Common Stock for purpose of enabling the Company to issue the Warrant Shares.

(m) Rule 462(b) Registration Statement. If the Company elects to rely upon Rule 462(b) under the Securities Act, the Company will file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and at the time of filing either to pay to the Commission the filing fee for the Rule 462(b) Registration Statement or to give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act.

SECTION 4. Payment of Expenses.

(a) Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the Securities pursuant to this Agreement, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters or the sale of the Securities by the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of a blue sky survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the reasonable out-of-pocket costs and expenses of the Company relating to investor presentations or any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged by the Company in connection with the road show presentations, travel and lodging expenses of the representatives and employees of the Company and any such consultants, (viii) the fees and expenses incurred in connection with the listing of the Shares and Warrant Shares on the Principal Trading Market, (ix) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii) and (x) all other reasonable out-of-pocket expenses incurred by the Underwriters in connection with the offering of the Securities, including travel, document production and distribution and database and research expenses and the reasonable fees and disbursements of the Underwriters’ outside legal counsel, provided however that such expenses, fees and disbursements reimbursable to the Underwriters (including the reasonable fees and disbursements of the Underwriters’ outside legal counsel specified in 4(a)(v)) shall not exceed $100,000 in the aggregate. It is understood and agreed that except as otherwise provided in this Section 4(a), the Underwriters shall pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on their resale of any of the Securities, travel and lodging costs and expenses of the Representative related to the road show and any advertising expenses connected with any offers made.

(b) Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5, Section 9(a)(i), 9(a)(iii) or Section 11 hereof, the Company shall reimburse the Underwriters for their out-of-pocket expenses, including the fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of the covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement; Rule 430B Information. The Registration Statement, including any Rule 462(b) Registration Statement, has been declared effective and, at the Closing Time, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission for additional information to the reasonable satisfaction of counsel to the Company and counsel to the Underwriters. A prospectus containing the Rule 430B Information shall have been filed with the Commission in the manner and within the time frame required by Rule 424(b) without reliance on Rule 424(b)(8) or a post-effective amendment providing such information shall have been filed with, and declared effective by, the Commission in accordance with the requirements of Rule 430B.

(b) Opinion of Counsel for Company. At the Closing Time, the Representative shall have received the favorable opinion and negative assurance statement, dated as of the Closing Time, of Shearman & Sterling LLP counsel for the Company, in form and substance reasonably satisfactory to the Representative.

(c) Opinion of Canadian Counsel. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of McCarthy Tétrault LLP, Canadian legal counsel for the Company, in form and substance reasonably satisfactory to the Representative.

(d) Opinion of Counsel for Underwriters. At the Closing Time, the Representative shall have received the favorable opinion and negative assurance statement, dated as of the Closing Time, of Goodwin Procter LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, in form and substance reasonably satisfactory to the Representative, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(e) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the Disclosure Package or the Prospectus, any Material Adverse Effect, and the Representative shall have received a certificate of the Chief Executive Officer or the President of the Company and of the Chief Financial Officer of the Company, dated the Closing Time, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the Securities Act has been issued, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(f) Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representative shall have received from KPMG LLP a letter, dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Company contained in the Registration Statement, the Disclosure Package and the Prospectus.

(g) Bring-down Comfort Letter. At the Closing Time, the Representative shall have received from KPMG LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section 5, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(h) [Reserved.]

(i) Secretary’s Certificate. At the Closing Time, the Representative shall have received a Secretary’s Certificate of the Company.

(j) [Reserved.]

(k) [Reserved.]

(l) Additional Documents. At the Closing Time, the Representative and counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representative and counsel for the Underwriters.

(m) Termination of Agreement. If any condition specified in this Section 5 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 hereof and except that Sections 1, 6, 7, 8, 15 and 16 shall survive any such termination and remain in full force and effect.

(n) Delivery of Prospectuses. The Company shall have complied with the provisions of Section 3(d) hereof with respect to the furnishing of prospectuses on the business day next succeeding the date hereof.

(o) Approval of Listing. At the Closing Time, the Shares and Warrant Shares shall have been approved for listing on the Principal Trading Market, subject only to official notice of issuance.

SECTION 6. Indemnification.

(a) Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the Securities Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430B Information, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, the Disclosure Package or the Prospectus (or any

amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the prior written approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, any Issuer Free Writing Prospectus, the Disclosure Package, the Prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of one counsel (in addition to any relevant local counsel) chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including the Rule 430B Information, any preliminary prospectus, any Issuer Free Writing Prospectus, the Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information. For purposes of this Agreement, “Underwriter Information” shall mean the paragraph(s) under the heading “Underwriting—Stabilization, Short Positions and Penalty Bids” in the Prospectus.

(b) Indemnification of Company, Directors and Officers. Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430B Information, any preliminary prospectus, any Issuer Free Writing Prospectus, the Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Sections 6(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any relevant local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) hereof effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers and directors, or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a) Termination. The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representative, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the Disclosure Package or the Prospectus, a Material Adverse Effect, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the Nasdaq Stock Market LLC, or (iv) if trading generally on the New York Stock Exchange or on the Nasdaq Stock Market LLC has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either federal or New York authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section 9, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 9(b), 11, 15 and 16 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters reasonably satisfactory to the Company, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(i) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii) if the number of Defaulted Securities equals or exceeds 10% of the number of Securities to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 4 hereof and provided further that Sections 1, 6, 7, 8, 9(b), 11, 15 and 16 shall survive such termination and remain in full force and effect.

No action taken pursuant to this Section 10 shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement, either (i) the Representative or (ii) the Company shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the Disclosure Package or the Prospectus or in any other documents or arrangements.

SECTION 11. Default by the Company. If the Company shall fail at the Closing Time to sell the number of Securities that it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of any nondefaulting party; provided, however, that the provisions of Sections 1, 4, 6, 7, 8, 9(b), 11, 15 and 16 shall remain in full force and effect. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative at Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attention: General Counsel; and notices to the Company shall be directed to it at Sundial Growers Inc., #300, 919 – 11 Avenue SW, Calgary, AB Canada T2R 1P3, Attention: Jim Keough & Kristine Dow.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 14. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase. In all dealings hereunder, the Representative, acting jointly, shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by the Representative, acting jointly.

SECTION 15. Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 16. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 17. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 18. Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 20. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 21. Entire Agreement. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters with respect to the subject matter hereof.

[Remainder of the page intentionally left blank; signature page follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,

SUNDIAL GROWERS INC.

By:	/s/ Zachary George
Name:	Zachary George
Title:	Chief Executive Officer

Confirmed and Accepted:

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Managing Director

For itself and as Representative of the other Underwriters named in Schedule A hereto.

Schedule A

Name of Underwriter	Number of Series A Units	Number of Series B Units
Canaccord Genuity LLC	75,000,000	25,000,000
A.G.P./Alliance Global Partners	12,500,000	4,166,667
ATB Capital Markets Inc.	12,500,000	4,166,667

Total	100,000,000	33,333,334

Schedule B-1

PRICING TERMS

Total Number of Series A Units: 100,000,000 Series A units consisting of the following:

Total Number of Shares: 100,000,000 common shares

Total Number of Warrants: 50,000,000 Warrants to purchase an aggregate 50,000,000 common shares

Total Number of Series B Units: 33,333,334 Series B units consisting of the following:

Total Number of Pre-Funded Warrants: 33,333,334 Pre-Funded Warrants to purchase an aggregate 33,333,334 common shares

Total Number of Warrants: 16,666,667 Warrants to purchase an aggregate 16,666,667 common shares

Public Offering Price Per Unit: $0.75

Commission: 4.0%

Warrant Exercise Price: $0.80

Pre-Funded Warrant Exercise Price: $0.75 ($0.7499 of which will be pre-funded, leaving a nominal exercise price of $0.0001)

Closing Date: February 2, 2021

Schedule B-2

FREE WRITING PROSPECTUSES

None.

Schedule C

SUBSIDIARIES

Name	Jurisdiction of Incorporation
Sprout Technologies Inc.	Alberta, Canada
KamCan Products Inc.	British Columbia, Canada
2011296 Alberta Inc.	Alberta, Canada
Sundial Deutschland GmbH	Germany
Sundial Portugal, Unipessoal LDA	Portugal
Pathway Rx Inc.	Alberta, Canada
2657408 Ontario Inc.	Ontario, Canada
NGBA-BC Holdings Ltd.	British Columbia, Canada